

Mail Stop 4546

July 3, 2017

Mr. Michael McClellan
Interim Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tivka 4951033 Israel

Re: Teva Pharmaceutical Industries Limited
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed February 15, 2017
File No. 001-16174

Dear Mr. McClellan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5: Operating and Financial Review and Prospects
Teva Consolidated Results
Impact of Currency Fluctuations on Results of Operations - Venezuela, page 79

1. You disclose that as of December 31, 2016, your net monetary balance sheet items in Venezuela amounted to ($2 million). We further note from your Form 6-K filed on May 11, 2017 that your net monetary balance sheet items totaled ($8 million) as of March 31, 2017. Please quantify for us the individual monetary assets and liabilities attributable to your Venezuelan business as of December 31, 2016 and March 31, 2017.

2. We note that you devalued your Venezuelan net monetary assets in March 2016 upon the change to the DIPRO exchange rate and then again in December 2016 upon the change to a blended exchange rate. We further note that the blended exchange rate was determined based on a weighted average of the DIPRO and DICOM exchange rates affecting your transactions. Please address the following:

- Explain to us how you determined that the use of a blended exchange rate, rather than a complete change to the DICOM exchange rate, was appropriate.

- Explain how you determined the appropriate weighting of the DIPRO and DICOM exchange rates to apply to your Venezuelan transactions.

- Explain your reasons for further updating the exchange rate used to report your Venezuelan operations in February 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman, Senior Staff Accountant, at (202) 551-3660, or Angela Connell, Accounting Branch Chief at (202) 551-3426, with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance